UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2011

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, México
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes       No  x
          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

GRUPO AEROPORTUARIO DEL PACIFICO REPORTS
PASSENGER TRAFFIC INCREASE OF 1.1% FOR APRIL 2011

Guadalajara, Jalisco, Mexico – May 9, 2011 - Grupo Aeroportuario del Pacifico, S.A.B. de C.V. (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) announced today preliminary terminal passenger traffic figures for the month of April 2011 compared to traffic figures for April 2010.

It is important to mention that during 2010, the Holy Week vacation period took place in March, while during 2011, it took place in April. As a result, year-over-year growth figures are not perfectly comparable. This distortion is particularly noticeable at the airports that have higher tourist traffic.

During April 2011, total terminal passengers increased 1.1% compared to the previous year; domestic passenger traffic decreased 0.4%, while international passenger traffic increased 3.7% compared to April 2010.

Domestic Terminal Passengers (in thousands):

For more information, visit: www.aeropuertosgap.com.mx or contact:

In Mexico	In the U.S.
Miguel Aliaga, Investor Relations Officer	Maria Barona / Peter Majeski
Grupo Aeroportuario del Pacífico, S.A.B. de C.V.	i-advize Corporate Communications
Tel: 01 (333) 8801100 ext 216	Tel: 212 406-3690
maliaga@aeropuertosgap.com.mx	gap@i-advize.com
www.twitter.com/aeropuertosGAP	www.twitter.com/iadvizeIR

International Terminal Passengers (in thousands):

Total Terminal Passengers (in thousands):

Material Events for the Month

During April, it is important to note that several airlines initiated routes covering the market previously operated by Grupo Mexicana de Aviación and serving the demand resulting from this carrier’s exit, such as:  Volaris and Aeromexico with the Guadalajara – Fresno route and VivaAerobus with the San José del Cabo – Mexico City route.  In addition, new routes by Aeromexico are worth highlighting, such as:  Guadalajara – Hermosillo, Mexicali – Hermosillo, Mexicali – Monterrey and Mexicali – Mexico City.

***

GAP Passenger Traffic Report April 2011	Page 2 of 3

Company Description:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates twelve airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis.  In March 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”.

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 01 800 563 00 47. The web site is www.lineadedenuncia.com/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

GAP Passenger Traffic Report April 2011	Page 2 of 3

SIGNATURES

                        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

By: /s/ RODRIGO GUZMAN PERERA Rodrigo Guzman Perera Chief Financial Officer

Date: May 9, 2011